UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55753

CAN B CORP.

(Exact name of registrant as specified in its charter)

960 South Broadway, Suite 118

Hicksville, New York 11801

(516) 595-9544

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*On October 25, 2024, Can B Corp., a Florida corporation (the “Company”), completed a holding company reorganization pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 23, 2024, among (i) the Company, (ii) Nascent Pharma, Holdings, Inc., a Florida corporation and direct wholly owned subsidiary of the Company (“Nascent”), and (iii) Nascent Merger Sub inc., a Florida corporation and direct wholly owned subsidiary of Nascent (“Merger Sub”), which resulted in Nascent becoming the direct parent company of the Company, owning all of the outstanding common stock of the Company “Reorganization”).

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 16, 2025

By:	/s/ Marco Alfonsi
Marco Alfonsi
Chief Executive Officer